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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                               Polymer Group, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   731745 30 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jerry Zucker
                            The InterTech Group, Inc.
                                    FTG, Inc.
                               4838 Jenkins Avenue
                     North Charleston, South Carolina 29405
                                 (843) 744-5174

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                               H. Kurt von Moltke
                                Kirkland & Ellis
                              200 E. Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 861-2000

                                  March 6, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

                               Page 1 of 12 Pages

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 2 of 12 Pages

CUSIP NO. 731745303                 13D                     Page 3 of 12 Pages
         -----------------
                      [Repeat following page as necessary]
--------------------------------------------------------------------------------
 1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

     Jerry Zucker
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group*                   (a) [_]
                                                                       (b) [X]

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

       00 (See Item 3)
--------------------------------------------------------------------------------
 5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                                [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                                  45,795 (See Item 5)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                                   54,596
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                                    45,795 (See Item 5)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                              54,596
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      100,391 (See Item 5)
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [X]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      25.1% (See Item 5)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS

CUSIP NO. 731745303                 13D                     Page 4 of 12 Pages
         -----------------
                      [Repeat following page as necessary]
--------------------------------------------------------------------------------
 1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

      The InterTech Group, Inc.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

      00
--------------------------------------------------------------------------------
 5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      South Carolina
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                51,101 (See Item 5)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 None (See Item 5)
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  51,101 (See Item 5)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            None (See Item 5)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      51,101 (See Item 5)
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      12.8% (See Item 5)
--------------------------------------------------------------------------------
14.   Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS.

CUSIP NO. 731745303                 13D                     Page 5 of 12 Pages
         -----------------
                      [Repeat following page as necessary]
--------------------------------------------------------------------------------
 1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only).

      FTG, Inc.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds*

      00
--------------------------------------------------------------------------------
 5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      South Carolina
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                                     3,271 (See Item 5)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                                      None (See Item 5)
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                                       3,271 (See Item 5)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                                 None (See Item 5)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      3,271 (See Item 5)
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      0.8% (See Item 5)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------


*    SEE INSTRUCTIONS

     This Amendment No. 7 amends and supplements the statement on Schedule 13D (as previously amended and supplemented, the "Statement") with respect to the previously outstanding common stock, par value $.01 per share (the "Old Common Stock"), of Polymer Group, Inc. (the "Issuer"), as filed and amended by Jerry Zucker, The InterTech Group, Inc. ("InterTech") and FTG, Inc. ("FTG") (together, the "Reporting Persons"). James G. Boyd is not a Reporting Person for purposes of this Statement, but information on Mr. Boyd is provided by virtue of the fact that he is Executive Vice President, Treasurer, Secretary and a Director of both InterTech and FTG.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person or any other person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Statement. Except as indicated herein, the information set forth in the Statement remains unchanged.

     Item 1. Security and Issuer

     The class of equity securities to which this Statement relates is the Class B common stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer. The name and address of the principal executive offices of the Issuer are Polymer Group, Inc., 4838 Jenkins Avenue, North Charleston, SC 29405.

     Item 2. Identity and Background.

     (a) Names of Reporting Persons: The names of the Reporting Persons are Jerry Zucker, InterTech and FTG, Inc. Mr. Zucker is the Chairman, Chief Executive Officer, President and a director of both InterTech and FTG. James G. Boyd is Executive Vice President, Treasurer, Secretary and a director of both InterTech and FTG. The information set forth herein for Mr. Boyd is provided solely with respect to his position as an executive officer and a director of InterTech and FTG. Mr. Boyd is not a Reporting Person for purposes of this
Schedule 13D.

     (b) Business Address: The principal business address of each of Messrs. Zucker and Boyd is 4838 Jenkins Avenue, North Charleston, SC 29405. The principal business addresses of InterTech and FTG are the same.

     (c) Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization: Mr. Zucker's principal occupation is serving as Chairman, President and Chief Executive Officer of InterTech. Mr. Boyd's principal occupation is serving as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Issuer. The Issuer's principal business is manufacturing and marketing a broad range of nonwoven and woven polyolefin products. The Issuer's address is 4838 Jenkins Avenue, North Charleston, SC 29405. Mr. Boyd is also Executive Vice President, Treasurer, Secretary and a director of InterTech and FTG. Both InterTech and FTG are private holding companies specializing in polymer fiber and elastomeric composites and fabrications.

     (d) Criminal Proceedings: During the past five years, none of the Reporting Persons or Mr. Boyd has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Securities Laws: During the past five years, none of the Reporting Persons or Mr. Boyd was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of,

                               Page 6 of 12 Pages
or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Messrs. Zucker and Boyd are United States citizens. InterTech and FTG are South Carolina corporations.

     Item 3. Source and Amount of Funds or Other Consideration.

     The information set forth in Item 4 of this Amendment No. 7 is hereby incorporated herein by reference.

     Item 4. Purpose of Transaction.

     Pursuant to a plan of reorganization approved by the Bankruptcy Court, on March 6, 2003, each share of Old Common Stock, par value $.01 per share, of the Issuer was converted into approximately one-eightieth (1/80) of a share of Class B Common Stock of the Issuer, one-sixty-fourth (1/64) of a Series A Warrant and one-sixty-first (1/61) of a Series B Warrant. To the knowledge of the Reporting Persons, as of the date of the filing of this Statement, the total outstanding shares of Class B Common Stock represent approximately 4% of the total outstanding shares of common stock of the Issuer.

     The Reporting Persons may acquire additional shares of the Class B Common Stock or other securities of the Issuer from time to time for investment purposes. The Reporting Persons have no other plans or proposals which would relate to or result in any action described in the instructions to this Item 4.

     Item 5. Interest in Securities of the Issuer.

     Based on an estimated 400,000 shares of Class B Common Stock outstanding, the Reporting Persons and Mr. Boyd beneficially own the following number of shares of Class B Common Stock:

     (a) Amount Beneficially Owned:

         The shares of Class B Common Stock covered by this Statement beneficially owned by the Reporting Persons and Mr. Boyd are as follows:




                                Shares Beneficially     Percentage of Class B
                   Name               Owned                  Common Stock
         --------------------   -------------------     ---------------------
         Jerry Zucker .......       100,391                    25.1%
         InterTech ..........        51,101                    12.8%
         FTG ................         3,271                     0.8%
         James G. Boyd ......        62,203                    15.6%


         The shares reflected above include 45,795 shares held by Mr. Zucker, 88 shares held by Mr. Zucker's wife, 136 held in trust by Mr. Zucker's children, 51,101 shares held by InterTech, 3,271 shares held by FTG and 7,831 shares held by Mr. Boyd. Mr. Zucker is Chairman, Chief Executive Officer, a Director and the controlling stockholder of both InterTech and FTG, and as a result may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a Director and a stockholder of both InterTech and FTG, and as a result may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Messrs. Zucker and Boyd each expressly disclaim beneficial

                               Page 7 of 12 Pages
          ownership of the shares held by each of InterTech and FTG. Mr. Zucker also expressly disclaims beneficial ownership of the shares held in the names of his wife and children.

          The Series A Warrants and Series B Warrants received by each of Mr. Zucker, InterTech, FTG and Mr. Boyd pursuant to the conversion described in Item 4 are non-voting. Such warrants are exercisable, under certain circumstances, for Class D Common Stock and Class E Common Stock, respectively, of the Issuer. Such warrants are not exercisable within 60 days.

     (b) Number of shares of Class B Common Stock of the Issuer as to which such person has:

          (i)  Sole power to vote or to direct the vote:

                Jerry Zucker ......................... 45,795 Shares
                InterTech ............................ 51,101 Shares
                FTG ..................................  3,271 Shares
                James G. Boyd ........................  7,831 Shares

          (ii) Shared power to vote or to direct the vote:

                Jerry Zucker ......................... 54,596 Shares
                James G. Boyd ........................ 54,371 Shares

          (iii) Sole power to dispose or to direct the disposition of:

                Jerry Zucker ......................... 45,795 Shares
                InterTech ............................ 51,101 Shares
                FTG ..................................  3,271 Shares
                James G. Boyd ........................  7,831 Shares

          (iv) Shared power to dispose or to direct the disposition of:

                Jerry Zucker ......................... 54,596 Shares
                James G. Boyd ........................ 54,371 Shares

          The filing of this Statement shall not be construed as an admission by Mr. Zucker, InterTech, FTG or Mr Boyd that such person is, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, the beneficial owner of any securities covered by this Statement.

     (c) Transactions Within the Past 60 Days: Other than as set forth in Item 4 herein, the Reporting Persons have not participated in or effectuated any transactions in the Class B Common Stock of the Issuer in the past sixty days.

     (d) Right to Receive or Power to Direct: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from

                               Page 8 of 12 Pages
               the sale of the Class B Common Stock owned beneficially by any of the Reporting Persons.

          (e)  Date Reporting Person Ceased to be 5% Beneficial Owner:
               Inapplicable.

          Item 7. Material to be filed as Exhibits.

          Exhibit K - Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, relating the filing of this Amendment No. 7 to
               Schedule 13D.

                               Page 9 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 14, 2003

                                          /s/ Jerry Zucker
                                          --------------------------------------
                                          Name: Jerry Zucker


                                          The InterTech Group, Inc.


                                          /s/ Jerry Zucker
                                          --------------------------------------
                                          Name: Jerry Zucker
                                          Its: Chairman, President and CEO


                                          FTG, Inc.


                                          /s/ Jerry Zucker
                                          --------------------------------------
                                          Name: Jerry Zucker
                                          Its: Chairman, President and CEO

                               Page 10 of 12 Pages

                                                                      EXHIBIT K

                       SCHEDULE 13D JOINT FILING AGREEMENT

         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use this Schedule 13D to which this
              Exhibit is attached and this Amendment No. 7 to Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                                   * * * * * *

                               Page 11 of 12 Pages

         Date:  March 14, 2003

                                            /s/ Jerry Zucker
                                            ------------------------------------
                                            Name: Jerry Zucker


                                            The InterTech Group, Inc.


                                            /s/ Jerry Zucker
                                            ------------------------------------
                                            Name: Jerry Zucker
                                            Its: Chairman, President and CEO


                                            FTG, Inc.


                                            /s/ Jerry Zucker
                                            ------------------------------------
                                            Name: Jerry Zucker
                                            Its: Chairman, President and CEO

                               Page 12 of 12 Pages